VIA EDGAR August 1, 2024 Office of Finance Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-3628 Attn: Yolanda Guobadia Yong Kim
Re:	Pagaya Technologies Ltd. Annual Report on Form 20-F for the fiscal year ended December 31, 2023 File No. 001-41430

To the Staff of the Division of Corporation Finance:
On behalf of Pagaya Technologies Ltd. (the “Company”), we are submitting this letter in response to the comment letter of the Staff of the Securities and Exchange Commission (the “Staff”) dated July 19, 2024, relating to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023. In that letter, you requested that the Company respond to the comments contained in the letter within ten business days or advise the Staff when the Company will respond. The Company has been working diligently in addressing the Staff’s comments. However, the Company has been working on several internal business initiatives, including preparing for its quarterly earnings for the quarter ended June 30, 2024, and management would like more time to thoroughly address the Staff’s comments. The Company respectfully requests an extension of the original due date requested by the Staff of ten business days from the date of your correspondence. We anticipate that the Company’s response will be submitted to your office no later than August 16, 2024.
We greatly appreciate the Staff’s consideration of this extension request.

Very truly yours,

By:    /s/ Evangelos Perros
    Evangelos Perros, Chief Financial Officer

cc:    Byron Rooney
    Davis Polk & Wardwell LLP